March 26, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Donald Field

Re:	Powerbridge Technologies Co., Ltd.

Registration Statement on Form F-1, as amended (File No. 333-229128)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Powerbridge Technologies Co., Ltd. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on March 28, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectuses dated March 12, 2019 through the date hereof:

Preliminary Prospectuses dated March 12, 2019:

Copies to underwriters:	100
Copies to prospective dealers:	200
Copies to prospective institutional investors:	100
Copies to prospective retail investors:	300

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name: Michael S. Jacobs Title: Head of Capital Markets